Exhibit 99.1
ASML reports €28.3 billion total net sales and €7.6 billion net income in 2024
2025 total net sales expected to be between €30 billion and €35 billion

VELDHOVEN, the Netherlands, January 29, 2025 – Today, ASML Holding NV (ASML) has published its 2024 fourth-quarter and full-year results.

•Q4 total net sales of €9.3 billion, gross margin of 51.7%, net income of €2.7 billion
•Quarterly net bookings in Q4 of €7.1 billion2 of which €3.0 billion is EUV
•2024 total net sales of €28.3 billion, gross margin of 51.3%, net income of €7.6 billion
•ASML expects Q1 2025 total net sales between €7.5 billion and €8.0 billion, and a gross margin between 52% and 53%
•ASML expects 2025 total net sales to be between €30 billion and €35 billion, with a gross margin between 51% and 53%

(Figures in millions of euros unless otherwise indicated)	Q3 2024	Q4 2024	FY 2023		FY 2024
Total net sales	7,467	9,263	27,559		28,263
...of which Installed Base Management sales[1]	1,541	2,147	5,620		6,494

New lithography systems sold (units)	106	119	421		380
Used lithography systems sold (units)	10	13	28		38

Net bookings[2]	2,633	7,088	20,040	[3]	18,899	[3]

Gross profit	3,793	4,790	14,136		14,492
Gross margin (%)	50.8	51.7	51.3		51.3

Net income	2,077	2,693	7,839		7,572
EPS (basic; in euros)	5.28	6.85	19.91		19.25

End-quarter cash and cash equivalents and short-term investments	4,985	12,741	7,010		12,741
(1) Installed Base Management sales equals our net service and field option sales.
(2) Net bookings include all system sales orders and inflation-related adjustments, for which written authorizations have been accepted.
(3) The sum of quarterly net bookings over the full year.

Numbers have been rounded for readers' convenience. A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com.

CEO statement and outlook
"Our fourth-quarter was a record in terms of revenue, with total net sales coming in at €9.3 billion, and a gross margin of 51.7%, both above our guidance. This was primarily driven by additional upgrades. We also recognized revenue on two High NA EUV systems. We shipped a third High NA EUV system to a customer in the fourth quarter.

"ASML achieved another record year, ending with total net sales for 2024 of €28.3 billion, and a gross margin of 51.3%.

"We expect first-quarter total net sales between €7.5 billion and €8.0 billion, with a gross margin between 52% and 53%. ASML expects R&D costs of around €1,140 million and SG&A costs of around €290 million. As we communicated last October, we expect total net sales for the year between €30 billion and €35 billion, with a gross margin between 51% and 53%.

"Consistent with our view from the last quarter, the growth in artificial intelligence is the key driver for growth in our industry. It has created a shift in the market dynamics that is not benefiting all of our customers equally, which creates both opportunities and risks as reflected in our 2025 revenue range," said ASML President and Chief Executive Officer Christophe Fouquet.

Update dividend and share buyback program
ASML intends to declare a total dividend for the year 2024 of €6.40 per ordinary share, which is a 4.9% increase compared to 2023. An interim dividend of €1.52 per ordinary share will be made payable on February 19, 2025. Recognizing this interim dividend and the two interim dividends of €1.52 per ordinary share paid in 2024, this leads to a final dividend proposal to the General Meeting of €1.84 per ordinary share.
In the fourth quarter, we did not purchase any shares under the current 2022-2025 share buyback program.
Details of the share buyback program as well as transactions pursuant thereto, and details of the dividend are published on ASML's website (www.asml.com/investors).

Media Relations contacts	Investor Relations contacts
Monique Mols +31 6 5284 4418	Jim Kavanagh +31 6 1524 9925
Sarah de Crescenzo +1 925 899 8985	Pete Convertito +1 203 919 1714
Karen Lo +886 9 397 88635	Peter Cheang +886 3 659 6771

Quarterly video interview, annual press conference and investor call
With this press release, ASML is publishing a video interview in which CEO Christophe Fouquet and CFO Roger Dassen discuss the 2024 fourth-quarter and full-year results and outlook for 2025. This video and the video transcript can be viewed on www.asml.com shortly after the publication of this press release.

CEO Christophe Fouquet and CFO Roger Dassen will host a press conference in Veldhoven on January 29, 2025, at 11:00 Central European Time, which will also be accessible via a live webcast on www.asml.com.

An investor call for both investors and the media will be hosted by CEO Christophe Fouquet and CFO Roger Dassen on January 29, 2025 at 15:00 Central European Time / 09:00 US Eastern Time. Details can be found on our website.
About ASML
ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity's toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices across EMEA, the US and Asia. Every day, ASML’s more than 44,000 employees (FTE) challenge the status quo and push technology to new limits. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com.

US GAAP and IFRS Financial Reporting
ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly Summary US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets are available on www.asml.com.
The consolidated balance sheets of ASML Holding N.V. as of December 31, 2024, the related consolidated statements of operations and consolidated statements of cash flows for the quarter and twelve months ended December 31, 2024 as presented in this press release are unaudited.
In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with International Financial Reporting Standards as adopted by the European Union ('IFRS') for statutory purposes. The most significant recurring differences between US GAAP and IFRS that affect ASML concerns the capitalization of certain product development costs and accounting for income taxes.

2024 Annual Reports
ASML will publish its 2024 Annual Report based on US GAAP and its 2024 Annual Report based on IFRS on March 5, 2025. Both reports will include sustainability statements in accordance with the Corporate Sustainability Reporting Directive. The reports and introductory video with CFO Roger Dassen will be published on our website, www.asml.com.
Regulated information
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Forward Looking Statements
This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to plans, strategies, expected trends, including trends in the semiconductor industry and end markets and business environment trends, expected growth in the semiconductor industry by 2030, our expectation that AI will be the key driver for the industry and the expected impact of AI demand on our business, our expectation that lithography will remain at the heart of customer innovation, expected demand, bookings, backlog, outlook of market segments, outlook and expected financial results including expected results for Q1 2025, including net sales, Installed Base Management sales, gross margin, R&D costs, SG&A costs, outlook for full year 2025, including expected full year 2025 total net sales, gross margin and estimated annualized effective tax rate, statements made at our 2024 Investor Day, including revenue and gross margin opportunity for 2030, our expectation to continue to return significant amounts of cash to shareholders through growing dividends and share buybacks, statements with respect to our share buyback program, including the amount of shares that may be repurchased thereunder and statements with respect to dividends, statements with respect to expected performance and capabilities of our systems and customer plans and other non- historical statements. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal”, “model”, “opportunity” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions, plans and projections about our business and our future financial results and readers should not place undue reliance on them. Forward- looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, risks relating to customer demand, semiconductor equipment industry capacity, worldwide demand for semiconductors and semiconductor manufacturing capacity, lithography tool utilization and semiconductor inventory levels, general trends and consumer confidence in the semiconductor industry, the impact of general economic conditions, including the impact of the current macroeconomic environment on the semiconductor industry, uncertainty around a market recovery including the timing thereof, the ultimate impact of AI on our industry and business, the impact of inflation, interest rates, wars and geopolitical developments, the impact of pandemics, the performance of our systems, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, our production capacity and ability to adjust capacity to meet demand, supply chain capacity, timely availability of parts and components, raw materials, critical manufacturing equipment and qualified employees, our ability to produce systems to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, risks relating to fluctuations in net bookings and our ability to convert bookings into sales, the risk of order cancellation or push outs and restrictions on shipments of ordered systems under export controls, risks relating to the trade environment, import/export and national security regulations and orders and their impact on us, including the impact of changes in export regulations and the impact of such regulations on our ability to obtain necessary licenses and to sell our systems and provide services to certain customers, exchange rate fluctuations, changes in tax rates, available liquidity and free cash flow and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, the number of shares that we repurchase under our share repurchase program, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, our ability to meet ESG goals and execute our ESG strategy, other factors that may impact ASML’s business or financial results, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2023 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.